July 16, 2024

William M. Thalman
Executive Vice President and Chief Financial Officer
L.B. Foster Company
415 Holiday Drive, Suite 100
Pittsburgh, PA 15220

       Re: L.B. Foster Company
           Form 10-K for Fiscal Year Ended December 31, 2023
           Response dated June 25, 2024
           File No. 000-10436
Dear William M. Thalman:

       We have reviewed your June 25, 2024 response to our comment letter and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 7, 2024 letter.

Form 10-K for Fiscal Year Ended December 31, 2023
Item 9A. Controls and Procedures, page 63

1. We read your response to prior comment 3. Please tell us how this error affects your conclusion on the effectiveness of your internal control over financial reporting. Discuss whether you have a material weakness or significant deficiency and explain how you reached your conclusion. In doing so, also address the following:

              Tell us the control that failed and explain when and how you first identified the control had failed.
              Tell us why the control failed.
              Discuss how much bigger the error could have been (could factor) without being identified by you.
              Tell us about any compensating controls and explain whether they were operating effectively. If you believe they were operating at the appropriate level of
 July 16, 2024
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           precision to prevent a larger error, provide sufficient evidence to support your assertion.
             Provide us with the internal control disclosures you intend to include related to:
             o the failed control(s) and
             o internal control changes that occurred that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Refer to
                Item 308 of Regulation S-K.

       Please contact Valeria Franks at 202-551-7705 or Rufus Decker at 202-551-3769, if you
have any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services